Global Markets & Investment Banking

4 World Financial Center - 5th Floor New York, New York 10080
212-449-6500

December 4, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allegiant Travel Company
Registration Statement No. 333-134145

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. on December 7, 2006, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will he mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated November 20, 2006.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	5,500
Dealers	20
Individuals & Corporations	1,759
MLPF&S Inc. Branch Offices	4,837
	12,137	Copies

Very truly yours,

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

BEAR, STEARNS & CO. INC.

RAYMOND JAMES & ASSOCIATES, INC.

As Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory